82-3876



RECEIVED
2005 AUG 24 P 3:2-
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release



17 August 2005

Half Year Results 2005

SUPPL

Highlights

- **Financials**
  - Revenues of € 861.1 million.
  - Recurring EBIT of € 127.7 million.
  - Non-recurring charges of € 39.8 million (€ 27 million after tax) relating primarily to restructuring in Zinc Specialties.
  - EBITDA of € 209.7 million.
  - Net financial debt reduced to € 428 million.
  - Net recurring profit of € 83.6 million (representing adjusted EPS of € 3.35).

- **Business Performance**
  - *Advanced Materials:* less supportive conditions in rechargeable batteries.
  - *Precious Metals Products and Catalysts:* continued strong performance.
  - *Precious Metals Services:* significant improvement driven by improved supply.
  - *Zinc Specialties:* strong negative impact of reduced received zinc price in Euro.

- **OUTLOOK**
  - **Expectation range for full year recurring EBIT raised to € 215 million - € 235 million.**

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

KEY FIGURES *(amounts in million €)*	**H1 2004 [1]**	**H2 2004 [1]**	**H1 2005**
Turnover	3,033.3	2,651.7	3,263.5
Revenues excluding metal	882.9	810.0	861.1
Recurring EBIT	159.6	127.6	127.7
Non-recurring EBIT	3.9	(14.8)	(39.8)
Total EBIT	163.6	112.8	87.9
Recurring EBIT margin%	15.7%	13.6%	12.2%
Result from discontinued operations	3.9	10.6	10.2
Net consolidated profit (loss), Group share (without discontinued operations)	102.1	61.3	56.1
Net consolidated profit (loss) before non-recurring items, Group share (without discontinued operations)	108.6	72.6	83.6
Net consolidated profit (loss), Group share (with discontinued operations)	106.0	71.9	66.2
EBITDA	246.7	201.5	209.7
Capital expenditure	51.1	91.7	53.7
Cash flow before financing	(60.8)	179.5	192.7
Consolidated net financial debt	804.0	590.0	427.6
Net debt / (Net debt + equity) (end of period)	39%	32%	29%
Capital employed (end of period)	1,933.2	1,800.0	1,681.7
Return on capital employed (ROCE)	14.7%	11.6%	14.7%
Total shares outstanding (end of period)	25,420,475	25,454,875	25,702,075
Average number of shares - used for basic EPS	24,447,043	24,692,420	24,971,687
EPS declared (€ per share) – Basic [2]	4.34	2.91	2.65
EPS declared (€ per share) - Fully diluted [2]	4.27	2.87	2.60
EPS adjusted (€ per share) – Basic [3]	4.44	2.94	3.35
EPS adjusted (€ per share) - Fully diluted [3]	4.38	2.89	3.28
Workforce at end of period (excluding associates)	9,895	9,874	9,845

1) Figures for 2004 have been recast to take into consideration changes in IFRS rules (see note 2 to the financial statements for details) and the Cumerio demerger.
2) Includes discontinued operations and non recurring items.
3) Excludes discontinued operations and non recurring items.

General Overview

CONTRIBUTIONS TO RECURRING EBIT *(amounts in million €)**	H1 2004	H2 2004	H1 2005
Advanced Materials	44.1	27.6	23.2
Synthetic Diamonds	7.0	6.7	4.5
Precious Metals Products and Catalysts	68.7	54.2	71.6
Precious Metals Services	15.7	18.3	28.9
Zinc Specialties	43.3	36.6	16.9
Corporate and Investments	(19.1)	(15.8)	(17.5)
Total EBIT	159.6	127.6	127.7
including Group share in net profit (loss) from associates	20.8	17.2	22.9

* Figures for 2004 differ from those published in 2004 value due to the impact of new IFRS rules primarily as a result of the discontinuation of goodwill amortization.

Contributions to recurring EBIT and revenues in %
(excluding Corporate & Investments)


Recurring EBIT
Zinc Specialties 12%
Advanced Materials 16%
Synthetic Diamonds 3%
Precious Metals Services 20%
Precious Metals Products & Catalysts 49%


Revenue (excluding metal) excluding synthetic diamonds
Zinc Specialties 27%
Advanced Materials 16%
Precious Metals Products & Catalysts 43%
Precious Metals Services 14%


Recurring EBIT evolution (Million €)
200
150
100
50
0
H1 2004
H2 2004
H1 2005


ROCE evolution
20%
15%
10%
5%
0%
H1 2004
H2 2004
H1 2005

Overview by Division

ADVANCED MATERIALS

Key Figures *(amounts in million €)*	H1 2004	H2 2004	H1 2005
Turnover	291.1	261.3	245.9
Revenues excluding metal	168.1	140.5	138.6
Recurring EBIT	44.1	27.6	23.2
Non recurring EBIT	0.0	(1.1)	(2.3)
EBIT - Total	44.1	26.5	20.9
Recurring EBIT margin %	24.8%	18.0%	14.9%
EBITDA	57.9	42.4	33.1
Capital expenditure	9.3	15.6	12.4
Average capital employed	281.8	311.1	296.3
Recurring ROCE %	31.2%	17.5%	15.5%
Workforce	1,497	1,501	1,497

Specialty Oxides and Chemicals

In **Rechargeable Batteries**, sales of precursor materials continued at a more subdued level, especially when compared to the exceptionally buoyant first half of 2004. Sales of lithium cobaltite from Umicore's South Korean facility continued to increase, however, and there was increased interest shown by customers in the low cobalt-containing Cellcore MX product. Sales of nickel hydroxide at Umicore's Chinese joint venture, JCU, have increased again. This product is used in nickel metal hydride batteries, which continue to sell well in applications such as toys and power tools and which are increasingly replacing non-rechargeable AA and AAA batteries.

In **Ceramics and Chemicals** overall sales volumes in traditional ceramics were lower compared to 2004, mainly due to competition from Chinese cobalt oxide imports into Europe. However, sales of products for catalytic applications continued to increase, supported by the business line's complete product portfolio and recycling capabilities. In June a 40% stake was taken in Todini & Co, a leading distributor of cobalt and nickel products based in Italy. This investment creates a platform for further developing the reach of the business line, in terms of markets and applications.

Plans to double the **Cobalt Refining** capacity at Yi Hao, Umicore's Chinese joint-venture, were approved. The refining operations in Roodepoort (South Africa) will be discontinued. The net effect will be an increase in the cobalt refining capacity available to Umicore from 3,500 tonnes to more than 5,000 tonnes.

Engineered Metal Powders

In **Tool Materials**, cobalt powder sales volumes to the cemented carbide industry remained at the high levels of 2004. This was primarily due to higher levels of activity particularly in the North-American oil drilling sector. Sales volumes for diamond tools remained strong, but the shift of tool manufacturing from Europe to China continued. Increased competition from Chinese cobalt producers resulted in a slight pressure on sales premiums.

In the **Primary Batteries** business line revenues were down. In a highly competitive environment Umicore continued to expand its customer base, notably in China. The application of new technology for manufacturing zinc powder for alkaline batteries was extended to the whole business line. This process allows for significant improvement in battery performance.

The development of the **Electronic Powders** business was disappointing in the first half. New generation powders are being developed to broaden Umicore's market presence and to break into higher-end segments.

Electro-Optic Materials

After a disappointing first quarter, sales volumes of germanium **Substrates** picked up to forecast levels in the second quarter after key contracts were renewed with the major solar panel manufacturers. Demand for LED applications increased steadily, although the volumes are not comparable with those for solar cell applications.

In **Optics,** the production of GASIR® optical assemblies for night-vision systems started as projected at the end of the second quarter and is expected to reach full capacity by mid-2006. BMW recently announced the availability on the 7-series model of a night-vision option, which is produced by Autoliv using Umicore's GASIR®-based lens assemblies. Strong competition impacted the volumes and premiums in the optical blanks business.

Sales volumes of germanium tetrachloride in the **High-purity Chemicals** business line were better than expected, taking into account the consolidation and yield improvements at the optical fibre manufacturers. Volumes were slightly down year-on-year, but the comparability is affected by the uncharacteristic concentration of annual sales in the first half of 2004.

Synthetic Diamonds

Key Figures *(amounts in million €)*	**H1 2004**	**H2 2004**	**H1 2005**
Contribution to Umicore EBIT and EBITDA			
Recurring	7.0	6.7	4.5
Non recurring	0.0	(7.7)	0.0
TOTAL	7.0	(1.1)	4.5

Megapode sales volumes increased compared to the same period in 2004. Volumes grew in all product lines, especially polycrystalline products for drilling applications which almost doubled year-on-year.

The evolution of the product mix meant that the impact of continuing price declines in grits was of less concern. The comparative strength of the Rand and Euro compared with the US Dollar continued to weigh on earnings.

PRECIOUS METALS PRODUCTS AND CATALYSTS

Key Figures *(amounts in million €)*	**H1 2004**	**H2 2004**	**H1 2005**
Turnover	854.4	824.3	900.8
Revenues excluding metal	359.5	338.4	375.4
Recurring EBIT	68.7	54.2	71.6
Non recurring EBIT	0.0	(0.4)	0.4
EBIT - Total	68.7	53.8	72.0
Recurring EBIT margin %	17.9%	14.6%	17.7%
EBITDA	85.5	81.1	91.3
Capital expenditure	17.3	31.9	14.3
Average capital employed	569.5	594.3	592.3
Recurring ROCE %	24.1%	18.2%	24.2%
Workforce	3,100	3,095	3,157

Automotive Catalysts

Sales of light duty vehicles in the US increased by 2% in the first half. However, this increase was entirely due to extensive and aggressive incentive programmes by US producers to stimulate sales in a difficult market characterized by weakening underlying demand. Asian producers continued to gain market share from their US counterparts. European sales remained depressed during the period and were 1.2% down compared to 2004. Auto production was down in both the US and Europe. The extent of the impact of the announced capacity reductions in the US is, as yet, unclear. The situation in the Asian markets such as China and South Korea continued to improve - new car sales in China, for example, were 16% up year-on-year for the period.

Against the difficult backdrop in the US and Europe, sales volumes of automotive catalysts improved slightly compared with the same period in 2004 and were in line with overall expectations. The wide geographic spread of its operations has enabled Umicore to benefit from the overall increase in auto-production and more stringent emission regulations in various emerging markets.

In February, Umicore opened its new automotive catalyst test centre in Hanau, Germany. This facility is fully operational, ensuring that the testing capabilities retain their leading edge.

In June the new production facility at Suzhou, China, was opened in the presence of HM King Albert II of Belgium. The production levels at the new plant will be gradually built up during the second half of 2005. In this context the exports to the Chinese market from the South Korean joint venture are set to be reduced. However, the growth in demand from the South Korean car industry will compensate this to a large extent.

The qualification of Umicore's palladium technology for light duty diesel applications continued through the first part of 2005. The product is expected to be incorporated in new vehicle platforms from the end of 2005. Interest in this technology remains high.

Technical Materials

In **Platinum Engineered Materials** sales to the LCD glass sector showed a considerable improvement year-on-year. The unique properties of Umicore's technology enable the amounts of platinum used in custom-designed equipment to be minimized and guarantee a superior product life (and therefore minimum down-time in the processes of the customer). These qualities meant that Umicore was the chosen partner for several new projects and expansion initiatives in the LCD glass sector. Sales of catalyst gauzes also increased, driven by the ability of Umicore to provide tailor-made systems for its customers.

Contact Materials also recorded improved sales volumes and benefited from a broader product offering. **BrazeTec** sales were down year-on-year, affected by the sluggish demand from the German construction sector and increased competition. Sales of pastes to the automotive sector increased, however.

Electronic Packaging Materials recovered somewhat from a slow start to the year although comparable sales levels remained down year-on-year. Sales of Microbond products to the electronics and semiconductor sectors gradually improved.

Jewellery and Electroplating

In **Jewellery** the first half saw a year-on-year improvement in European sales, despite the slow pace of business in the first quarter. Although overall demand from the jewellery sector in Europe was flat, the business line was able to increase its levels of business successfully outside the company's traditional base of Germany, Austria, Switzerland and Holland.

Sales in **Industrial Metals** were at the same level year-on-year. Higher demand for silver blanks for commemorative medals compensated lower volumes of silver products for decorative applications, especially in the German market.

The **Electroplating** business recorded strong volume growth driven by increased demand from the electronics sector and helped by a broader product offering. Sales of plating chemicals, materials for domestic lifestyle products and industrial products all improved after a somewhat slow start to the year. There was an increase in demand for electroplating materials in Asia - and China in particular - driven by general economic growth.

Precious Metals Chemistry

Volume growth was recorded for both product groups - inorganic compounds and organometallic chemicals and catalysts. Sales of new products were particularly encouraging. Further optimization possibilities were detected between the business unit and the Hoboken refinery. These will be implemented in the coming months and will strengthen the competitiveness of the business in the years to come.

As part of its positioning for further growth in catalysis, the business line took a minority stake in UK based start-up company Reaxa, a spin-off of specialty chemicals company Avecia. Reaxa develops and markets catalyst products for different applications including pharmaceuticals and fine chemicals. The company also produces chemical and metal 'scavengers' which remove contaminants from synthetic products.

Thin Film Products

Sales in **Displays** were higher than the levels of 2004, despite the increased competition in the TFT segment for smaller displays. Considerable progress was made in the development of new products. Strong sales continued in **Electronics** and **Optics**, slightly exceeding 2004 levels. In **Optical Data Storage** the sector remained highly competitive although market share gains were made in targets for pre-recorded and recordable discs, more than offsetting revenue reduction from price pressure in other areas. In **Wear and Decorative Coatings** sales were significantly better than in 2004.

PRECIOUS METALS SERVICES

Key Figures *(amounts in million €)*	**H1 2004**	**H2 2004**	**H1 2005**
Turnover	1,343.3	939.6	1,545.5
Revenues excluding metal	108.6	96.3	117.5
Recurring EBIT	15.7	18.3	28.9
Non recurring EBIT	0.0	(2.3)	2.7
EBIT - Total	15.7	16.1	31.7
Recurring EBIT margin %	14,5%	19,0%	24,6%
EBITDA	26.8	32.2	52.2
Capital expenditure	7.1	13.8	4.8
Average capital employed	308.8	270.9	245.1
Recurring ROCE %	10.2%	13.5%	23.6%
Workforce	1,273	1,289	1,279

The supply of industrial by-products improved in the first half compared to the tightness which prevailed during much of 2004. This was primarily due to increased supplies from the lead industry and also higher availability of by-products from the copper industry. Umicore's ability to recover a wide range of metals in its flow sheet proved to be a further competitive advantage in this environment; industrial producers were attracted by Umicore's ability to valorize both precious and specialty metals.

Overall, revenues from processing end-of-life materials were up some 20% year-on-year. Supplies of electronic scrap continued to increase although the availability of materials on the market did not yet fully reach the high levels expected in the run-up to the introduction of WEEE legislation in August. Supplies of spent petro-chemical catalysts were at higher levels than the corresponding period in 2004, reflecting Umicore's increased presence in this area. Supplies of spent automotive catalysts stabilized at good levels during the first half of the year.

The performance of the refining operations was aided by the continued high prices of certain specialty metals. Umicore was able to benefit from its ability to recover a wide range of these metals - such as selenium, indium and tellurium - from its flow sheet. Demand for these metals continued to increase throughout the period.

The prices of selenium and tellurium have risen recently, largely as a result of surging demand from the steel industry which uses these materials to improve the malleability of steel. Most of the selenium and tellurium recovered by Umicore from its recycling process is sold direct into the market. The recent surge in the price of indium has been fueled by a supply-demand imbalance. Output has not been sufficient to keep pace with world demand which has been driven by the use of indium in applications such as the production of LCD screens. Most of the indium recovered by Precious Metals Services (primarily from lead residues) is used internally by the Thin Film Products business unit.

The benefits of the integration of the Hoboken and Hanau operations were felt during the first half and contributed to the improved performance of the business group. Further productivity improvements were also achieved at the Hoboken facility.

The € 9 million investment in a capacity increase for the sulphuric acid plant will be commissioned in the second half of the year. This will increase the plant's ability to treat sulphurous materials and will have environmental as well as economic benefits.

Metals Management reported a high level of commercial and trading activity. The performance was supported by strong demand for rhodium.

ZINC SPECIALTIES

Key Figures *(amounts in million)*	**H1 2004**	**H2 2004**	**H1 2005**
Turnover	444.1	489.7	478.0
Revenues excluding metal	246.5	234.9	229.1
Recurring EBIT	43.3	36.6	16.9
Non recurring EBIT	3.9	(1.5)	(40.6)
EBIT - Total	47.2	35.1	(23.7)
Recurring EBIT margin %	16,7%	15,0%	5,5%
EBITDA	75.2	58.8	37.3
Capital expenditure	14.2	27.3	18.1
Average capital employed	352.3	368.7	383.7
Recurring ROCE %	24.0%	19.4%	8.3%
Workforce	2,918	2,875	2,819

Zinc Alloys

As expected, in the **smelting** activities the reduction in the received euro zinc price had a negative effect on revenues and earnings. The zinc price had been hedged previously at an average rate of € 974 per tonne for 2005.

The tightness in the concentrates market persisted during the first half. While market treatment charges continued to decrease, Umicore retained a degree of protection offered by longer term contracts. As a result of lower concentrate availability, and in anticipation of the strategic decision that was taken to curtail production, Umicore reduced its concentrate intake, resulting in lower zinc production of 239,000 tonnes, some 11% down year-on-year. This did not result in a need to purchase zinc on the spot market, however, and production of specialty end-products was unaffected.

Negotiations progressed concerning the implementation of the social plan following the decision to reduce the zinc smelting capacity in France. A non-recurring charge of € 27 million after tax was taken in this context to cover all likely costs relating to the restructuring. Production in the affected operations is scheduled to be halted in the early part of the fourth quarter.

In the **Galvanizing** business line, sales volumes of specialty alloys were down 14% year-on-year due to lower demand from end-user industries in Europe such as the automotive sector.

In **Die-casting**, sales volumes of Zamak were down 2% year-on-year. Customers chose to run down inventories largely as a result of the higher zinc price. Premiums for Zamak in Euro were also down compared with the first half of 2004.

Zinc Chemicals

In **Fine Zinc Powders**, sales volumes of materials for paint applications were 12% higher than the equivalent period in 2004. The improvement was driven by higher general demand in Asia and for Umicore's products in particular. Deliveries of materials for chemical applications decreased by 6%, while premiums remained stable.

Sales volumes of **Zinc Oxides** were down by 7%. However, overall premiums were level with previous year. Sales levels in Europe were affected by the general reduction in demand from sectors that use zinc oxide as a process additive and catalyst, such as tyre production. The development and pilot production of a new nano-oxide product made good progress.

Building Products

After a slow start to the year, sales volumes recovered to much better levels in the second quarter. Activity in the French market remained strong and there were some signs of recovery for the building market in the Benelux region. The continued low levels of activity in the German construction sector, however, continued to hamper performance. Sales in the newer markets for zinc materials, such as the US, continued to grow. In terms of product mix, the proportion of pre-weathered and other more specialized products continued to increase.

Overall premiums for the business were impacted negatively by a stronger zinc price and Umicore's initiatives to bolster sales in the less buoyant markets such as Germany.

The recent diversification into multi-metal accessories production, particularly in Switzerland and Slovakia and for the Belgian market, continued to produce good results.

Padaeng

The contribution of Padaeng increased significantly compared with the same period in 2004. This was largely due to the impact of an improved LME zinc price on the earnings more than offsetting lower refining charges and higher electricity prices. Total sales of 53,000 tonnes were some 7% down on the levels of 2004, due to lower sales to the Thai market. Exports of added value alloys were, however, up by more than 30%. Padaeng was again able to increase the proportion of silicate feed from its own mine, providing further protection from lower market treatment charges.

CORPORATE AND INVESTMENTS

Key Figures *(amounts in million €)*	**H1 2004**	**H2 2004**	**H1 2005**
Recuring EBIT	(19.1)	(15.8)	(17.5)
Non recurring EBIT	0.0	(1.8)	0.0
EBIT - Total	(19.1)	(17.6)	(17.5)
EBITDA	(5.7)	(11.9)	(8.6)
Capital expenditure	3.3	3.0	4.1
Average capital employed	232.5	214.4	118.1
Workforce	1,107	1,114	1,093

Fuel Cells

Umicore continued its development of technology and investment levels remained stable. Building on Umicore's expertise in catalyst technology, increasing focus has been placed on Direct Methanol Fuel Cell (DMFC) applications and new catalyst developments for the automotive industry.

Traxys

The contribution of Traxys increased by 40% compared to the already strong performance recorded in the first half of 2004. The main motor for growth was the performance of the ferro-alloys segment, driven by the high demand from the steel sector. There was, however, a cooling in demand in the steel sector towards the end of the first half.

Financial highlights

Non-recurring items: Umicore booked non-recurring operating charges of € 39.8 million, or € 27.6 million after tax. The majority of this amount relates to the restructuring programme at the Zinc Specialties operations in France where a pre-tax charge of € 41 million was recorded. The other key charge related to the closure of Umicore's cobalt refining operations in South Africa (€ 2.3 million). A write-down, which was previously recorded in Precious Metals Services on the value of palladium inventories (€ 2.7 million), was written back. The non-recurring elements gave rise to deferred tax income of € 12.2 million.

Financial results and taxation: Financial charge of € 16.4 million, of which interest payments totaled € 11.4 million. Other charges were mainly related to the regular actualization of provisions (€ 4.6 million), which is of a non-cash nature.

The tax charge for the period amounted to € 9.3 million, including a non-recurring deferred tax income of € 12.2 million relating to restructuring provisions booked in France. The recurring tax charge for the period was € 21.5 million, corresponding to an overall effective tax rate of approximately 24% on pre-tax consolidated income.

Cash flows and debt: Operating cash flow after tax was € 130 million in the first half of 2005, an improvement of € 159 million on the corresponding period of 2004. Working capital requirements decreased by about € 5 million. This runs counter to seasonal trends and was primarily the result of further efforts by the business units to reduce inventory levels.

Capital expenditures reached € 53.7 million - a 5% increase on the levels of 2004. In Advanced Materials, the levels of capital expenditures increased as a result of the investment in new production lines at the rechargeable batteries facility in South Korea. In Precious Metals Products and Catalysts, the final stages of the construction of the Hanau test centre and Suzhou production facility in Automotive Catalysts meant higher expenditures for this business unit. Overall segment capital expenditures were lower largely due to lower expenditures in Thin Film Products. In Precious Metals Services, the completion in 2004 of the capacity expansion for the treatment of sulphuric acid meant that capital expenditures were lower, while in Zinc Specialties the increase in capital expenditures was largely due to new investments in the Auby rolling mill and transformation equipment of the Building Products business unit.

The combination of cash generation and the transfer of € 118 million of debt to Cumerio meant that Umicore was able to further reduce its net financial debt to € 428 million at 30 June. This represented a gearing ratio (debt / debt + equity) of 29%.

Hedging: The Group's coverage of its US dollar and zinc price exposure for 2005 remained unchanged during the first half. The company's zinc price exposure for 2005 is hedged at an average zinc price of € 974 per tonne, while approximately 50% of the US dollar exposure for 2005 is hedged at an average US $ / € rate of 1.08.

Umicore has hedged 30% of its zinc price exposure for 2006 at an average price of € 1,028 per tonne.

Discontinued operations: Following the demerger of the company's copper operations, the net profit of Cumerio for the period in 2005 which preceded the demerger (after deduction of the demerger costs incurred by Umicore) is reported in the consolidated statements of Umicore as "Discontinued operations". The net contribution of discontinued operations was € 10.2 million, or € 0.41 per share.

Shares: At 16 August 2005 there were 25,702,075 Umicore shares outstanding. At this date Umicore owned 624,387 of its own shares which can be used to limit potential dilution resulting from the exercise of stock options. The number of stock options outstanding at this date was 1,142,965.

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person *assumes any responsibility for the accuracy of these forward-looking statements.*

Presentation materials relating to the Half Year Results 2005, together with access details for the replay of the analysts' conference call, can be accessed via www.investorrelations.umicore.com as from 17 August 2005.

CONSOLIDATED FINANCIAL STATEMENTS FIRST HALF 2005

"The Statutory Auditor, PricewaterhouseCoopers - Reviseurs d'Entreprises, represented by Raf Vander Stichele has carried out a limited review of the condensed consolidated balance sheet at 30 June 2005 and of the condensed consolidated income statement relating to the first half of 2005, according to the standards of the "Instituut der Bedrijfsrevisoren/Institut des Reviseurs d'Entreprises". Considering their object, the checks of this review consisted principally of applying analytical procedures to financial data and making inquiries with management and were as such more restricted than those required for the yearly certification. The review did not reveal any element which would have called for significant corrections to be made to the figures of the condensed financial statements in the half-yearly report".

Consolidated income statement

(€ thousand)	Notes	1st half 2004	2nd half 2004	1st half 2005
Turnover		3,033,258	2,651,694	3,263,532
Other operating income		23,185	47,697	28,052
Operating income		***3,056,443***	***2,699,392***	***3,291,584***
Raw materials and consumables used		2,411,215	2,057,805	2,670,290
Payroll and related benefits		284,881	274,079	310,542
Depreciation and impairment result		63,612	89,868	82,870
Other operating expenses		153,928	174,219	162,864
Operating expenses		***2,913,637***	***2,595,970***	***3,226,565***
RESULT FROM OPERATING ACTIVITIES		**142,806**	**103,422**	**65,019**
Finance cost - Net		(17,484)	(24,408)	(16,350)
Income from other financial investments		(12,091)	1,494	463
Share in result of companies accounted for using the equity method		20,775	9,385	22,883
PROFIT (LOSS) BEFORE INCOME TAX		**134,007**	**89,892**	**72,015**
Income taxes		(23,254)	(22,659)	(9,304)
PROFIT (LOSS) FROM CONTINUING OPERATIONS		**110,753**	**67,233**	**62,711**
Profit loss from discontinued operations	5	3,859	10,610	10,164
PROFIT (LOSS) OF THE PERIOD	2	**114,612**	**77,843**	**72,875**
of which:	*Group share*	*106,001*	*71,916*	*66,232*
	Minority share	*8,611*	*5,927*	*6,643*
Basic earnings per share from continuing operations		4.18	2.48	2.25
Total basic earnings per share		4.34	2.91	2.65
Diluted earnings per share from continuing operations		4.12	2.44	2.20

Consolidated statement of income and expense recognized in equity

(€ thousand)	2004	2004	2005
Changes in financial fixed assets reserves			5,080
Changes in cash flow hedge reserves			(43,784)
Changes in post employment benefit reserves	75	(8,782)	(127)
Changes in share-based payments reserves	1,423		1,869
Changes in deferred taxes directly recognized into equity	(112)	540	15,001
Changes in currency translation adjustments	18,308	(31,523)	49,230
Net income (expense) recognized directly in equity by continuing operations	19,694	(39,765)	27,270
Net income (expense) recognized directly in equity by discontinued operations	4,247	(12,210)	2,729
Profit (loss) of the period	114,612	77,843	72,875
TOTAL RECOGNIZED INCOME	**138,553**	**25,868**	**102,874**
of which: Group share	*127,693*	*22,192*	*95,155*
Minority share	*10,860*	*3,676*	*7,718*

Consolidated balance sheet

(€ thousand)	Notes	30/06/2004	31/12/2004	30/06/2005
NON CURRENT ASSETS		**1,144,269**	**1,131,550**	**1,172,145**
Intangible assets		114,567	119,094	113,982
Property, plant and equipment		705,829	704,293	687,037
Investments accounted for using the equity method		209,626	194,976	223,683
Financial assets		15,309	15,532	27,298
Trade & other receivables		11,921	17,890	26,075
Deferred tax assets		87,016	79,766	94,070
CURRENT ASSETS		**2,037,678**	**1,724,212**	**1,753,313**
Current loans granted		170,876	113,881	
Inventories		743,130	797,641	810,876
Trade and other receivables		982,485	661,505	662,088
Income tax receivables		3,823	9,341	8,599
Treasury shares		31,504	27,946	
Cash and cash equivalents		105,859	113,898	271,750
Assets from discontinued operations	5	629,404	677,573	
TOTAL ASSETS		**3,811,350**	**3,533,336**	**2,925,458**
EQUITY OF THE GROUP	2, 3	**1,260,265**	**1,282,702**	**1,043,041**
Group shareholders' equity	2, 3	**902,609**	**934,973**	**983,738**
Minority interests	2	**54,501**	**53,551**	**59,303**
Equity from discontinued operations	2, 5	303,155	294,178	
NON CURRENT LIABILITIES		**1,038,592**	**808,239**	**702,831**
Provisions for employee benefits		196,977	197,837	216,729
Financial debt		623,029	407,472	281,043
Trade debt & other payables		2,137	2,032	1,920
Deferred tax liabilities		41,789	43,907	46,756
Provisions		174,661	156,992	156,384
CURRENT LIABILITIES		**1,186,244**	**1,059,000**	**1,179,586**
Financial debt		274,497	290,786	418,275
Trade debt & other payables		846,572	716,199	712,090
Income tax payable		38,136	25,909	23,291
Provisions		27,038	26,105	25,930
Liabilities from discontinued operations	5	326,249	383,395	
TOTAL EQUITY & LIABILITIES		**3,811,350**	**3,533,336**	**2,925,458**

On 16 August 2005, Umicore's Board of Directors authorized these financial statements for issue.

Consolidated cash flow statement

(€ thousand)	Notes	1st half 2004	2nd half 2004	1st half 2005
Cash flow generated from operations		173,348	144,217	125,132
Change in working capital requirements		(202,796)	129,751	4,565
Net cash flow of operating activities		**(29,448)**	**273,968**	**129,697**
Capital expenditure		(48,340)	(97,254)	(53,727)
Acquisitions		8,843	(3,725)	(8,421)
Disposals		7,241	5,906	1,981
Loans		918	562	123,132
Net cash flow of investing activities		**(31,338)**	**(94,511)**	**62,966**
Capital increase / subsidies			1,216	9,868
Treasury shares		(8,124)	3,479	(735)
Interest received (paid)		(9,522)	(5,169)	(15,040)
Change in debt		131,066	(207,202)	4,369
Dividends		(45,608)	(13,904)	(40,478)
Net cash flow of financing activities		**67,812**	**(221,581)**	**(42,017)**
Effect of exchange rate fluctuations on cash held		732	(1,340)	6,003
Net cash flow from continuing operations		**7,759**	**(43,465)**	**156,650**
Net cash flow from discontinued operations	5	12,163	42,631	(9,886)
Total net cash flow of the period		**19,922**	**(834)**	**146,764**
Net cash & cash equivalents at the beginning of the period		**124,277**	**88,886**	**104,427**
Cash to discontinued operations	5	(55,313)	16,375	9,886
Net cash & cash equivalents at the end of the period		**88,886**	**104,427**	**261,077**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of preparation

From 1 January 2005 the Group is required to present its annual consolidated financial statements in accordance with accounting standards adopted for use in the European Union (EU). In preparing this preliminary interim financial information management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU as of 31 December 2005.

As a result, although this financial information is based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Therefore, until the company prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted. It is anticipated that the amendments to IAS 19 "Employee Benefits", which has yet to be formally adopted for use in the European Union will be so adopted in time to be applicable to the next annual financial statements, so the Group has utilized the option available under the amendment and is recognizing all actuarial gains and losses directly in equity.

As permitted, the Group has chosen not to adopt IAS 34 "Interim financial statements" in preparing its 2005 interim statements.

Belgian law permitted the use of accounting standards adopted for use in the EU in place of Belgian accounting standards for the preparation of consolidated financial statements for all periods ending on or after December 2003. The Group used the accounting standards as adopted by the EU in the preparation of its 31 December 2003 financial statements with a date of transition of 1 January 2002, using IFRS 1. The standards as adopted for use in the EU at that date did not include IAS 32 or IAS 39 and so were different from IFRS. The Group has chosen to use IFRS 1 again when it adopts accounting standards as adopted by the EU for its 31 December 2005 annual financial statements.

Note 2. Changes in accounting policies and other changes, and their impact on equity

(€ thousand)		Share capital, premiums and treasury shares	Result of the period	Retained earnings	Currency translation and other reserves	TOTAL shareholders' equity	Minority interest	Equity from discontinued operations	TOTAL EQUITY
Balance at 1 January 2004 as published		659,157	60,122	522,780	(112,694)	**1,129,365**	62,594		**1,191,959**
Employee benefits IAS 19	2.1.a)				(12,162)	**(12,162)**	(2,605)		**(14,767)**
Business combinations IFRS 3	2.1.b)			160		**160**			**160**
Balance at 1 January 2004		659,157	60,122	522,940	(124,856)	**1,117,363**	59,989		**1,177,353**

(€ thousand)		Share capital, premiums and treasury shares	Result of the period	Retained earnings	Currency translation and other reserves	TOTAL shareholders' equity	Minority interest	Equity from discontinued operations	TOTAL EQUITY
Balance at 30 June 2004 as published		659,157	100,665	542,858	(91,854)	**1,210,826**	56,929		**1,267,755**
Employee benefits IAS 19	2.1.a)		1,764		(12,195)	**(10,432)**	(2,183)		**(12,615)**
Business combinations IFRS 3	2.1.b)		4,996	160	(31)	**5,125**			**5,125**
Share-based payments IFRS 2	2.1.c)		(1,423)		1,423				
Discontinued operations	5	(212,502)	(3,859)	(116,898)	30,349	**(302,910)**	(245)	303,155	
Balance at 30 June 2004		446,655	102,142	426,120	(72,308)	**902,609**	54,501	303,155	**1,260,265**

(€ thousand)		Share capital, premiums and treasury shares	Result of the period	Retained earnings	Currency translation and other reserves	TOTAL shareholders' equity	Minority interest	Equity from discontinued operations	TOTAL EQUITY
Balance at 31 December 2004 as published		660,373	168,316	543,359	(135,122)	**1,236,926**	56,777		**1,293,703**
Employee benefits IAS 19	2.1.a)		4,005		(19,571)	**(15,566)**	(2,477)		**(18,043)**
Business combinations IFRS 3	2.1.b)		9,990	160	(140)	**10,010**			**10,010**
Share-based payments IFRS 2	2.1.c)		(1,423)		1,423				
Changes in accounting estimates and errors IAS 8	2.2.		(2,971)		521	**(2,450)**	(518)		**(2,968)**
Discontinued operations	5	(212,502)	(15,459)	(108,402)	42,416	**(293,947)**	(231)	294178	
Balance at 31 December 2004		447,871	162,458	435,117	(110,473)	**934,973**	53,551	294178	**1,282,702**

(€ thousand)		Share capital, premiums and treasury shares	Result of the period	Retained earnings	Currency translation and other reserves	TOTAL shareholders' equity	Minority interest	Equity from discontinued operations	TOTAL EQUITY
Balance at 31 December 2004		447,871	162,458	435,117	(110,473)	**934,973**	53,551	294,178	**1,282,702**
First time adoption of IAS 32/39	2.1 d, f)	(31,694)			30,881	**(813)**	28	4,298	**3,513**
Balance at 1 January 2005		416,177	162,458	435,117	(79,591)	**934,161**	53,579	298,476	**1,286,216**

2.1. Changes in accounting policies

a) Employee benefits IAS 19 amended

All actuarial gains and losses following changes in the actuarial assumptions of post-employment defined benefit plans are recognized through equity in the period in which they occur and are disclosed in the statement of income and expense as post employment benefit reserves.

b) Business combinations IFRS 3

Goodwill is recognized at cost less any accumulated impairment losses and is no longer amortized.

c) Share based payments IFRS 2

Different stock option programmes allow senior executives to acquire shares of the company. These options are vested at the date of the grant and their fair value is recognized as an employee benefits expense with a corresponding increase in equity as share based payment reserves. The expense to be recognized is calculated by an actuary, using a valuation model which takes into account all features of the stock options, the volatility of the underlying stock and an assumed exercize pattern. The expense recognized in respect of 2004 relates to the stock options granted that year.

d) Financial instruments IAS 39 (applied as from 1 January 2005)

Transactional risks - fair value hedging

Derivative financial and commodity instruments are used for the protection of the fair value of underlying hedged items (assets, liabilities and firm commitments). As in prior years, both the hedging instrument and the underlying hedged item are initially recognized at the transactional rate and subsequently measured at fair value at the balance sheet date via the "Mark-to-Market" mechanism. All gains and losses are immediately recognized in the income statement while the gains on unbalanced positions were not recognized in prior years.

The documentation which is formally required under IAS 39 was not available for such transactions to qualify for hedge accounting but the impact thereof was not significant as at 30 June 2005. The documentation or accounting treatment of transactional hedges will be reviewed in the context of the closing of 31 December 2005.

Structural risks - cash flow hedging

Derivative financial and commodity instruments used for the protection of future cash flows are designated as hedges under cash-flow hedge accounting. Changes in the fair value of hedging instruments which qualify as effective cash flow hedges are recognized in the shareholders equity as hedging reserves until the underlying forecasted or committed transactions occur. At that time the recognized gains and losses on the hedging instruments are transferred from equity to the income statement.

When a hedging instrument expires, is sold, terminated or if is exercized before the underlying forecasted or committed transactions occurred, the profit or loss is maintained in equity until the transactions occur.

If the hedged transactions are no longer probable or the hedges become ineffective, then any gains or losses are immediately recognized in the income statement.

e) Financial assets IAS 39 (applied as from 1 January 2005)

Financial assets are classified into the following categories:

- financial assets available for sale
- loans and receivables

Financial assets available for sale are carried at fair value. Unrealized gains and losses from changes in the fair value of financial assets available for sale are recognized in equity as financial fixed assets reserves. When the assets are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses.

Loans and receivables are carried at amortized cost

f) Presentation changes related to IAS 32 and 39 (applied as from 1 January 2005)

Expenses for formation and capital increase are no longer capitalized and amortized but deducted from the share capital. The remaining net book value of the expenses related to the capital increases of 2003 which were capitalized, has been reclassified accordingly.

Treasury shares are no longer reported as current assets but deducted from equity.

As in prior years, financial assets of which substantially all the risks and rewards have been transferred or of which all the risks and rewards have not been transferred, but the control has not been retained are derecognized from the balance sheet.

2.2. Other changes in the financial statements

In 2004, Element Six, the joint venture partner in Megapode, had decided to charge previously identified pension deficits at one of its fully owned subsidiaries to Megapode. Umicore disputed that Megapode could be held liable for pension deficits arising in a company in which it held no interest and, as disclosed in note 32 of the 2004 annual report, discarded these charges when integrating the financial statements of Megapode.

Upon resolution of the matter in 2005, it was confirmed that Megapode was not liable for the disputed pension deficit but it appeared that the disputed amount of USD 29.5 million included restructuring charges of USD 9.2 million to be assumed by Megapode. The financial statements of Megapode in respect of the year 2004 were corrected accordingly. Umicore's share in the charge amounts to EUR 3 million. This correction is reflected in the recast financial statements of 2004, in line with the provisions of IAS 8.

Note 3. Consolidated statement of changes in equity

(€ thousand)		1st half 2004	2nd half 2004	1st half 2005
Balance at the beginning of the period	**2**	**1,177,353**	**1,260,265**	**1,286,216**
Capital increase			1,216	9,868
Dividends		(55,267)	(4,646)	(43,441)
Changes in treasury shares				3,015
Changes in scope		(373)		
Result of the period		114,612	77,843	72,875
Net income (expense) recognized directly in equity		23,941	(51,975)	29,999
Impact of Cumerio demerger				(315,490)
Balance at the end of the period	**5**	**1,260,265**	**1,282,702**	**1,043,041**

Note 4. Segment information (continuing operations)(*)

(€ thousand)

Segment	Period	Total segment turnover	of which external	of which inter-segment	Operating result	of which recurring	of which non-recurring	Result from equity method
Advanced Materials & Synthetic Diamonds	H1 2004	**291,142**	291,142		**41,611**	41,611		**9,540**
	H2 2004	**261,335**	261,335		**24,255**	25,284	(1,030)	**1,200**
	H1 2005	**245,901**	245,901		**18,379**	20,709	(2,330)	**7,006**
Precious Metals Products & Catalysts (**)	H1 2004	**878,522**	854,435	24,087	**64,288**	64,288		**4,373**
	H2 2004	**823,434**	824,313	(880)	**49,104**	49,511	(407)	**4,652**
	H1 2005	**902,746**	900,771	1,975	**66,882**	66,475	407	**5,076**
Precious Metals Services	H1 2004	**1,541,598**	1,343,270	198,329	**15,702**	15,702		**10**
	H2 2004	**1,107,798**	939,598	168,200	**16,030**	18,284	(2,254)	**22**
	H1 2005	**1,739,154**	1,545,479	193,675	**31,686**	28,937	2,749	
Zinc Specialties	H1 2004	**455,143**	444,074	11,069	**45,115**	41,174	3,941	**2,085**
	H2 2004	**513,043**	489,705	23,338	**33,785**	35,281	(1,495)	**1,337**
	H1 2005	**490,239**	478,018	12,221	**(28,031)**	12,576	(40,607)	**4,373**
Corporate & Investments	H1 2004	**100,338**	100,338		**(23,910)**	(23,910)		**4,768**
	H2 2004	**136,742**	136,742		**(19,752)**	(17,994)	(1,759)	**2,174**
	H1 2005	**93,362**	93,362		**(23,897)**	(23,898)	1	**6,428**
Not allocated	H1 2004	**(233,484)**		(233,484)				
	H2 2004	**(190,658)**		(190,658)				
	H1 2005	**(207,871)**		(207,871)				
UMICORE	**H1 2004**	**3,033,258**	**3,033,258**		**142,805**	**138,864**	**3,941**	**20,775**
	H2 2004	**2,651,693**	**2,651,693**		**103,422**	**110,366**	**(6,944)**	**9,385**
	H1 2005	**3,263,532**	**3,263,532**		**65,018**	**104,799**	**(39,781)**	**22,884**

(*) Segment information 2004 has been restated in function of the demerger of Cumerio.

(**) Umicore has elected, for competitive reasons and in line with industry practices, not to disclose financials of the Automotive Catalysts business separately, as would have been required under IFRS. This business unit is therefore included, for segment reporting purposes, in the Precious Metals Products and Catalysts segment.

Note 5. Discontinued operations

On 28 April 2005, Umicore's shareholders approved the demerger of the company's copper activities into a separately listed company called Cumerio. On 29 April 2005 Cumerio was listed on the Eurolist. The net profit of Cumerio for the period which precedes the demerger is reported in the consolidated statements of Umicore as "Discontinued operations", after deduction of the demerger costs. More detailed elements of the financial statements of the discontinued operations have been prepared below, in accordance with IFRS 5.

Income statement

(€ thousand)	1st half 2004	2nd half 2004	4 months in 2005
Turnover	755,617	769,182	573,361
Operating income	*758,348*	*771,764*	*575,524*
Operating expenses	*749,693*	*761,151*	*553,916*
RESULT FROM OPERATING ACTIVITIES	**8,655**	**10,613**	**21,608**
Finance Cost - Net	(2,961)	(4,631)	(2,180)
PROFIT (LOSS) BEFORE INCOME TAX	**5,694**	**5,982**	**19,429**
Income taxes	(1,851)	5,631	(5,124)
PROFIT (LOSS) AFTER TAX	**3,843**	**11,613**	**14,305**
Minority interests	16	(13)	(20)
GROUP PROFIT (LOSS) OF THE PERIOD	**3,859**	**11,600**	**14,285**
Demerger costs incurred by Umicore		990	4,121
Result from discontinued operations as in Umicore statements	3,859	10,610	10,164

Balance sheet

(€ thousand)	30/06/2004	31/12/2004	4 months in 2005
Non current assets	**271,624**	**250,280**	**248,935**
Current assets	**357,780**	**427,293**	**458,187**
Total assets	**629,404**	**677,573**	**707,122**
Group shareholders' equity	**302,910**	**293,947**	**315,228**
Minority interests	245	231	262
Equity of the Group	**303,155**	**294,178**	**315,490**
Non current liabilities	**21,348**	**18,070**	**16,258**
Current liabilities	**304,901**	**365,325**	**375,374**
TOTAL EQUITY & LIABILITIES	**629,404**	**677,573**	**707,122**

Cash flow statement

(€ thousand)	1st half 2004	2nd half 2004	4 months in 2005
Net cash flow of operating activities	**(29,588)**	**67,996**	**(34,455)**
Net cash flow of investing activities	**(13,062)**	**(6,008)**	**(1,855)**
Net cash flow of financing activities	**54,548**	**(16,736)**	**24,959**
Increase (decrease) in cash and cash equivalents	**12,163**	**42,631**	**(9,886)**
Net cash & cash equivalents at the beginning of the period	43,151	55,313	97,945
Net cash & cash equivalents at the end of the period	**55,313**	**97,945**	**88,059**

Note 6. Miscellaneous

6.1. Scope of consolidation

With the exception of the effect of the demerger of the copper operations, the scope of consolidation as at the end of June 2005 is similar to that of 31 December 2004.

6.2. Non recurring items

The operating income of the first half of 2005 includes non-recurring charges of EUR 39.8 million which relate essentially to the reduction of commodity zinc production in Auby, France, which will take effect in the fourth quarter of 2005. This amount includes the impairment of fixed assets, the penalties incurred upon cancellation of certain commercial contracts, separation and environmental costs. The charges result in a non recurring deferred tax income of EUR 12.2 million.

6.3. Share-based payments

In line with the provisions of IFRS 2, a charge of EUR 1,869 thousand was recognized in the income statement in respect of stock options granted to senior executives of the company in 2005.

umicore

Glossary - Financial Definitions

EBIT
Operating profit (loss) of fully consolidated companies + Group share in net profit (loss) of companies accounted for under equity method.

Non recurring EBIT:
Includes non recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company.
Metal inventory write-downs are part of the non recurring EBIT of the business groups.

Recurring EBIT margin:
Recurring EBIT of fully consolidated companies / revenues excluding metals.

EBITDA:
EBIT + (depreciation + increase in provisions - provisions write-backs + inventory write-downs - inventory write-backs) of fully consolidated companies.

Revenues excluding metal:
All revenue elements - value of purchased metals.

Return on Capital Employed (ROCE):
Recurring EBIT / average capital employed where EBIT is adjusted for certain financial items such as securitization costs.

Capital employed:
Total equity + net interest-bearing debt.

Capital expenditure:
Investments in tangible and intangible assets.

Cash-Flow before financing:
Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities.

Net financial debt:
Non current financial debt + current financial debt - cash and cash equivalents.

EPS
EPS declared - basic:
Net earnings, Group share / average number of outstanding shares - treasury shares.

EPS declared - fully diluted:
Net earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).

EPS adjusted - basic:

Net recurring earnings, Group share / total number of outstanding shares – treasury shares.

EPS adjusted - fully diluted
Net recurring earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)

PROFILE

Umicore is a specialty materials group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 5.7 billion in 2004 and currently employs some 13,000 people.